EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is entered into as of the 13th day of September, 2012, by and between NIGHTCULTURE, INC., a Nevada corporation, or its assigns (“NightCulture” or “Buyer”), and JEREMY WORD, an individual (“Word”), and BROOKE HUMPHRIES, an individual (“Humphries” and, together with Word, the “Sellers”).

WHEREAS, Sellers are engaged in the business of promotion and production of events in Dallas County, Texas and counties adjoining Dallas County (the “Subject Market”) and operated under the name “Full Access and Prototype Industries” (the “Business”); and

WHEREAS, Sellers desire to sell the Purchased Assets (defined in Section 2.1) to NightCulture, and NightCulture desires to purchase the Purchased Assets from the Sellers, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the recitals and of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

Unless otherwise defined herein, capitalized terms used in this Agreement without definition shall have the meanings set forth in this Article I.

1.1.           Agreement shall mean this Asset Purchase Agreement, together with all Schedules and Exhibits attached hereto, as the same may be amended from time to time in accordance with the terms hereof.  All references herein to a Section, Article or Schedule are to a Section, Article or Schedule of or to this Agreement, unless otherwise indicated.

1.2.           Affiliate shall mean a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first Person.

1.3.           Applicable Law shall mean all applicable provisions of all (i) constitutions, treaties, statutes, laws, rules, regulations, ordinances, codes or orders of any Governmental Authority, (ii) Governmental Approvals and (iii) orders, decisions, injunctions, judgments, awards and decrees of, or agreements with, any Governmental Authority.

1.4.           Business Day shall mean any day other than Saturday, Sunday or “legal holiday”.

1.5.           Consent shall mean any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person.

1.6.           Governmental Approval shall mean any Consent of, with or to any Governmental Authority.

1.7.           Governmental Authority shall mean any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any federal, state or local court, agency, department, board, commission, bureau, governmental body or instrumentality of the United States, any State of the United States or any political subdivision thereof, and any tribunal or arbitrator(s) of competent jurisdiction.

1.8.           Liabilities shall mean any liability, commitment, mortgage, pledge, hypothecation, right of others, claim, defense, interest, debt, payable, judgment, decree, order, security interest of any kind, lien, encumbrance, lease, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, equity, option, right of first refusal, charge or other restrictions, limitations or obligations, either accrued, absolute, contingent, or otherwise, matured or unmatured, known or unknown of every kind and nature whatsoever.

1.9.           Person shall mean any individual, firm, partnership, association, joint venture, limited liability company, corporation, company, trust, business trust, Governmental Authority or other entity.

ARTICLE II
PURCHASE AND SALE OF ASSETS

2.1.           Purchased Assets.  On the terms and conditions set forth in this Agreement, on the date hereof (the “Closing Date”), Buyer shall purchase from Sellers, and Sellers shall sell, transfer, convey, assign and deliver to Buyer, free and clear of any and all liens, claims, interests, encumbrances and other Liabilities, all right, title and interest of Sellers in and to the assets listed on Schedule 1 attached hereto owned or leased by Sellers as of the Closing Date, constituting all of the assets which are used in, useful for or otherwise associated with the Business, whether tangible, intangible, personal or real (collectively, the “Purchased Assets”), but excluding the Excluded Assets (defined below).

2.2.           Excluded Assets.  Notwithstanding the foregoing, the following assets are expressly excluded from the purchase and sale contemplated hereby (the “Excluded Assets”) and, as such, are not included in the Purchased Assets:

(a) Sellers’ rights under or pursuant to this Agreement;

(b) all intellectual property, contracts, leases and agreements not listed on Schedule 1;

(c) all audit records, tax returns and related work papers of Sellers; and

(d) cash, accounts receivable, inventory, furniture, fixtures and equipment.

2.3.           Liabilities.  Buyer shall not assume or otherwise be responsible or liable for in any respect any Liabilities of Sellers, whether relating to or arising out of the operation of the Business or the ownership of the Purchased Assets or otherwise, including, without limitation, Liabilities of Sellers arising out of or related to the Excluded Assets (collectively, the “Excluded Liabilities”).  Sellers shall at all times remain liable and responsible for the Excluded Liabilities.

2.4.           Purchase Price.  On the terms and conditions set forth in this Agreement, as consideration for the Purchased Assets, Buyer shall, as of the date hereof, (i) pay to Sellers Three Hundred Thousand Dollars ($300,000.00) in cash (the “Cash Consideration”) and (ii) cause to be issued to Sellers 1,000,000 shares of common stock of NightCulture (the “Stock Consideration” and, together with the Cash Consideration, “Purchase Price”). The Purchase Price shall be payable one-half to each Seller.

ARTICLE III
THE CLOSING

3.1.           Place and Date.  The closing of the transactions contemplated hereby (the “Closing”) shall take place at such location as may be mutually agreed by the parties.

3.2.           Closing Deliveries by Sellers.  At the Closing, subject to the terms and conditions set forth in this Agreement, Sellers shall deliver, or cause to be delivered, to Buyer (i) all documents reasonably required to implement the transactions contemplated in this Agreement including, but not limited to, all original applications, certificates, contracts, agreements, licenses, instruments, etc. relating to intellectual property and (ii) all bills of sale, assignments, consents, attornments, estoppels, termination statements, releases, and such other documents as Buyer may reasonably require.

3.3.           Closing Deliveries by Buyer.  At the Closing, subject to the terms and conditions set forth in this Agreement, Buyer shall deliver, or cause to be delivered, to Sellers the Cash Consideration and irrevocable instructions to Buyer’s transfer agent to issue to the Sellers the Stock Consideration.

3.4.           Pro-Ration of Taxes.  All personal property taxes, if any, assessed against or prepaid with respect to the Purchased Assets for the tax year in which the Closing Date occurs shall be pro-rated as of the Closing Date, based upon the applicable tax rate for such period.  Sellers shall be responsible for that portion of the pro-rated taxes accrued for the period ending as of the Closing Date and Buyer shall be responsible only for that portion of the pro-rated taxes attributable to the period beginning after the Closing Date.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

4.1.           Representations and Warranties of Sellers.  Sellers hereby makes the following representations and warranties to Buyer, each of which is relied upon by Buyer in executing this Agreement.

4.1.1.           Organization.  Sellers own and operate the Business as an unincorporated partnership or joint venture and have all requisite power and authority to carry on the Business as now being conducted and to own, lease and operate the properties and assets of the Business as now owned, leased or operated, and to perform all the obligations of the Business under the agreements and instruments to which they are parties or by which they are bound.

4.1.2.           Authorization.  Sellers have full power and authority to execute and deliver this Agreement, to perform fully their obligations hereunder, and to consummate the transactions contemplated hereby.  The execution and delivery by Sellers of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by the Sellers, and Sellers have duly executed and delivered this Agreement.  This Agreement is, and the other documents and instruments required hereby will be, when executed and delivered by Sellers, legal, valid and binding obligations of Sellers, enforceable against Sellers in accordance with their respective terms.

4.1.3.           No Violation or Conflicts; Consents.  The execution, delivery and performance of this Agreement by Sellers, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation of or a default under (with or without the giving of notice or the lapse of time or both) any Applicable Law applicable to Sellers or any of the properties or assets of Sellers (including, but not limited to, the Purchased Assets).  No Governmental Approval or other Consent is required to be obtained or made by Sellers in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

4.1.4.           Litigation and Claims.  There is no action, claim, demand, suit, judicial, administrative or governmental proceeding, arbitration, grievance, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending or, to the knowledge of Sellers, threatened against or relating to Sellers or relating to the transactions contemplated by this Agreement, and Sellers do not know of any basis for the same.

4.1.5.           Compliance with Laws.  Sellers have not received any notice alleging their noncompliance with any Applicable Law.

4.1.6.           Purchased Assets.  The Purchased Assets constitute all of the assets, goodwill, properties and rights of every nature, kind and description, whether tangible or intangible, real, personal or mixed, necessary to conduct the Business in substantially the same manner as presently conducted by Sellers. Sellers have good and marketable title to all the Purchased Assets, free and clear of any and all Liabilities, and will convey the Purchased Assets to Buyer at the Closing free and clear of any and all Liabilities.

4.1.7.           Brokers, Finders, Etc.  All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the participation of any Person acting on behalf of Sellers in such manner as to give rise to any claim against Buyer for any brokerage or finder’s commission, fee or similar compensation, or for any bonus payable to any officer, director, employee, agent or sales representative of or consultant to Sellers upon consummation of the transactions contemplated hereby.

4.1.8.           Disclosure.  Neither this Agreement nor any schedule, certificate, exhibit, agreement, summary, instrument or document furnished or to be furnished by Sellers pursuant hereto or in connection with the due diligence process performed by Buyer in connection herewith, contains any untrue statement of a material fact or omits or fails to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which made, not misleading.

4.1.9.           Financial Statements.  Sellers have provided to Buyer the unaudited balance sheets of the Business as of December 31, 2011 and December 31, 2010, together with the related unaudited statements of income, for the periods then ended (collectively referred to as the “Business Financial Statements”) as well as any interim quarterly financial statements subsequently prepared.  The Business Financial Statements, including the related notes, are in accordance with the books and records of the Business and fairly represent the financial position of the Business and the results of operations and changes in financial positions of the Business as of the dates and for the periods indicated, in each case in conformity with generally accepted accounting principles applied on a consistent basis.  Except as, and to the extent reflected or reserved against in the Business Financial Statements, the Business has no material liability or obligation of any nature, whether absolute, accrued, continued or otherwise, not fully reflected or reserved against in the Business Financial Statements.

4.1.10.         No Adverse Changes.  Since the date of the most recent balance sheet included in the Business Financial Statements, there have been no material adverse changes in the assets, business or operations of the Business.

4.1.11.         Securities and Tax Matters.  In entering into this Agreement and the Transaction contemplated hereby, including accepting the Stock Consideration:

(a)   Sellers have conducted such investigation of the affairs of Buyer as Sellers, and their advisors, deemed appropriate, including reviewing such public filings of Buyer and other documents as Sellers selected.  Other than the representations and warranties contained herein, Sellers did not rely on any disclosures or representations of Buyer in entering into this Agreement and agreeing to accept the Stock Consideration but relied entirely upon their own investigation;

(b)    Sellers, together with their advisors, are financially sophisticated and capable of evaluating the merits and risks of an investment in the shares comprising the Stock Consideration.  Sellers qualify as “accredited investors” as that term is defined under the Securities Act of 1933 (the “Securities Act”);

(c)    Sellers understand and acknowledge that the shares comprising the Stock Consideration will be acquired in a private transaction without general advertising or public solicitation, that the shares constitute “restricted securities,” as that term is defined in Rule 144 promulgated under the Securities Act, that may only be resold pursuant to an effective registration statement or an available exemption from registration under state and federal securities laws (such as Rule 144), that Buyer has no obligation to file any registration statement covering the shares, that, among other conditions, Rule 144 imposes holding period requirements and that, therefore, Sellers may be required to hold the shares for an indefinite period of time; and

(d)    Sellers understand and acknowledge that the sale of the Purchased Assets hereunder will likely give rise to taxable income to the Sellers, that Buyer makes no representations regarding the taxable income that may arise from the purchase and sale of the Purchased Assets and that Sellers are solely responsible for determination of the tax consequences to the Sellers of the Transaction contemplated hereby and are responsible for all tax arising from the sale of the Purchased Assets.

4.2.           Representations and Warranties of Buyer.  Buyer hereby makes the following representations and warranties to Sellers, each of which is relied upon by Sellers in executing this Agreement.

4.2.1.           Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.  Buyer has all requisite corporate power and authority to carry on its business as now being conducted and to own, lease and operate its properties and assets as now owned, leased or operated, and to perform all its obligations under the agreements and instruments to which it is a party or by which it is bound.

4.2.2.           Authorization.  Buyer has full corporate power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Buyer of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all requisite corporate action of Buyer, and Buyer has duly executed and delivered this Agreement.  This Agreement is, and the other documents and instruments required hereby will be, when executed and delivered by Buyer, legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

4.2.3.           No Violation or Conflicts; Consents.  The execution, delivery and performance of this Agreement by Buyer, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation of or under (with or without the giving of notice or the lapse of time, or both) (i) any provision of the Articles of Incorporation or Bylaws of Buyer; or (ii) any Applicable Law applicable to Buyer.  No Governmental Approval or other Consent is required to be obtained or made by Buyer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

4.2.4.           Litigation and Claims.  There is no action, claim, demand, suit, judicial, administrative or governmental proceeding, arbitration, grievance, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending or, to the knowledge of Buyer, threatened relating to the transactions contemplated by this Agreement, and Buyer does not know of any basis for the same.

4.2.5.           Compliance with Laws.  Buyer has not received any notice alleging its noncompliance with any Applicable Law.

4.2.6.           Brokers, Finders, Etc.  All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the participation of any Person acting on behalf of Buyer in such manner as to give rise to any claim against Sellers for any brokerage or finder’s commission, fee or similar compensation.

ARTICLE V
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BUYER

The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver by Buyer), on or prior to the Closing Date, of the following conditions:

5.1.           Representations; Performance.  The representations and warranties of Sellers contained in this Agreement shall be true and correct in all respects on and as of the Closing Date.  Sellers shall have duly performed and complied with all agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

5.2.           No Material Adverse Effect.  No event, occurrence, fact, condition, change, development or effect shall have occurred, exist or come to exist since the date of the most recent balance sheet included in the Business Financial Statement that, individually or in the aggregate, has constituted or resulted in, or could reasonably be expected to constitute or result in, a material adverse effect on the Purchased Assets.

5.3.           Proceedings and Consents.  All proceedings, actions and Consents to be taken or secured by Sellers in connection with the transactions contemplated by this Agreement, shall have been completed and received, and all documents incident thereto shall be reasonably satisfactory in form and substance to Buyer and Buyer’s counsel, and Sellers shall have made available to Buyer and supplied to Buyer upon request the originals or true and correct copies of all documents or other information which Buyer may reasonably request in connection with the transactions contemplated by this Agreement.

5.4.           Deliveries at Closing.  Sellers shall have delivered to Buyer the documents required under Section 3.2 hereof.

5.5.           Compliant Business Financial Statements.  The Business financial records of the Business shall have been maintained and exist in such a manner as to allow for a certified audit as determined by Buyer.

5.6.           Sale Free and Clear.  Sellers shall have taken all necessary actions to effectuate the sale, transfer and assignment of the Purchased Assets to Buyer free and clear of all liens, claims, encumbrances and other Liabilities.

5.7.           Word Employment Agreement.  Word shall enter into, and deliver to Buyer, an employment agreement, substantially in the form attached hereto as Exhibit A (the “Word Employment Agreement”), pursuant to which Word shall be employed by Buyer on the terms set forth therein.

5.8.           Humphries Consulting Agreement.  Humphries shall enter into, and deliver to Buyer, a consulting agreement, substantially in the form attached hereto as Exhibit B (the “Humphries Consulting Agreement”), pursuant to which Humphries shall serve as an advisory director of, and provide ongoing consulting services to, Buyer on the terms set forth therein.

ARTICLE VI
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLERS

The obligation of Sellers to consummate the transactions contemplated hereby shall be subject to the fulfillment (or waiver by Sellers), on or prior to the Closing Date, of the following conditions:

6.1.           Representations; Performance. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects on and as of the Closing Date.  Buyer shall have duly performed and complied with all agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

6.2.           Deliveries at Closing.  Buyer shall have delivered or cause to be delivered to Sellers the Purchase Price in the manner described in Section 3.3.

6.3.           Word Employment Agreement.  Buyer shall enter into and deliver the Word Employment Agreement.

6.4.           Humphries Consulting Agreement.  Buyer shall enter into and deliver the Humphries Consulting Agreement.

ARTICLE VII
ACTIONS BY SELLERS AND BUYER AFTER THE CLOSING

7.1.           Further Assurances.  Both before and after the Closing Date, each party will cooperate in good faith with the other and will take all appropriate action and execute any documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to carry out any of the transactions contemplated hereunder.  Sellers further agrees that if they later discover the existence of additional assets used in the Business, other than Excluded Assets, not previously disclosed to Buyer they shall immediately disclose the same to Buyer and, upon Buyer’s request, Sellers shall transfer and assign such additional assets to Buyer as Buyer may request.

7.2.           Liability for Taxes.  Buyer shall be responsible for the timely payment of all transfer, conveyance, excise, sales and other similar taxes and fees arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement.  Sellers shall be responsible for all income taxes assessed against them as a result of any gain recognized on the sale of the Purchased Assets to the Buyer.

7.3.           Access to Certain Books and Records.  Each of Buyer and Sellers agrees that, after the Closing Date, they will cooperate with and make available to the other party, during normal business hours, all books, records and other materials of Sellers relating to the Purchased Assets and the Business (in the case of Sellers) (collectively, the “Information”) for any reasonable business purpose, including but not limited to presentation of the Business Financial Statements in accordance with applicable accounting requirements of the Securities and Exchange Commission.  Except with respect to Information that is generally available to the public, the party requesting such Information shall (a) hold all such Information in the strictest confidence, except as required by Applicable Law, (b) shall disseminate such Information only to its officers, directors, employees, representatives and agents who have been advised of the confidential nature of such Information, (c) shall return promptly, upon request of the other party, all copies of the Information received by it, and (d) shall take all steps necessary to cause its officers, directors, employees, representatives and agents who have received any such Information to comply with the terms and conditions of this Section 7.3.

7.4.           Power of Attorney; Right of Endorsement, Etc. Effective as of the Closing, Sellers hereby constitute and appoint Buyer and its successors and assigns the true and lawful attorney of Sellers with full power of substitution, in the name of Buyer or the name of Sellers, on behalf of and for the benefit of Buyer, (a) to collect all Purchased Assets, (b) to endorse, without recourse, all instruments attributable to the Purchased Assets, (c) to defend and compromise all actions, suits or proceedings with respect to any of the Purchased Assets and (d) to do all such reasonable acts and things with respect to the Purchased Assets as Buyer may deem advisable. Sellers agree that the foregoing powers are coupled with an interest and shall be irrevocable by Sellers directly or indirectly. Buyer shall retain all Purchased Assets collected pursuant to the foregoing powers and Sellers shall promptly turn over to Buyer any Purchased Assets received or identified by Sellers after the Closing.

7.5.           Covenants Not to Compete, Solicit or Disparage.

(a)           For the periods after the Closing Date as shall apply pursuant to the Word Employment Agreement and Humphries Consulting Agreement, respectively) (the “Time Covenant”), Sellers covenant that they shall not, either individually or as a partner, joint venturer, consultant, shareholder, member or representative of another Person or otherwise, directly or indirectly, participate in, engage in, or have a financial or management interest in, or assist any other Person in any business operation or any enterprise if such business operation or enterprise engages, or would engage, in the Business in Subject Market, provided, however, that the foregoing shall not prohibit Sellers from owning up to one percent (1%) of a publicly traded company nor shall it prohibit Sellers from any other activities specifically permitted under the Word Employment and Humphries Consulting Agreement, respectively.

(b)           During the Time Covenant, neither Seller shall, directly or indirectly, whether for their own account or for the account of any Person (other than Buyer) that is in competition with Buyer (A) solicit, recruit, hire, engage in any activity that would cause any Person who is as of the Closing Date, or was during the 12 months prior to the Closing Date, employed in the Business to violate any agreement with Buyer, endeavor to entice away any such Person from Buyer, interfere with the relationship of Buyer with such Person or induce any such Person to reject any employment offer by Buyer or (B) solicit, entice or induce any Person who is, or was a Customer or Supplier to (i) become a Customer or Supplier of any other Person engaged in any business activity that competes with the Business, (ii) cease doing business with Buyer or (iii) otherwise interfere with the relationship of Buyer with any such person, team, Customer or Supplier. For purposes of this Section 7.5, a “Customer” means any Person which has been during the 12-month period prior to the Closing Date a customer of the Business or shall have been contacted by Sellers in the six-month period prior to the Closing for the purpose of soliciting it to become a customer of the Business; and a “Supplier” means any Person which has been during the 12-month period prior to the Closing Date a supplier or vendor of the Business. Sellers covenant that they will not, directly or indirectly, in any capacity whatsoever, make any statement, written or oral, or perform any other act or omission that is intended to be materially detrimental to the goodwill of the Business, except as compelled by judicial or administrative process.

(c)           If, during the Time Covenant, Sellers are not in compliance with such restrictions, then Buyer shall be entitled, among other remedies, to compliance by the breaching Seller with the terms of such provisions for an additional number of days that equals the number of days during which such noncompliance occurred.

(d)           The parties hereby agree that all restrictions and agreements contained in this Section 7.5, including, without limitation, those relating to the Time Covenant, are necessary and fundamental to the protection of the Business and any objections or reservations to such restrictions or agreements are hereby waived. Sellers hereby agree that the remedy at law for any breach of this Agreement will be inadequate, and that the damages flowing from such breach are not readily susceptible to being measured in monetary terms.  Accordingly, the parties agree that upon any Seller’s breach of this Section 7.5, Buyer shall be entitled to immediate injunctive relief and may obtain a temporary order restraining any threatened further breach. Nothing in this Agreement shall be deemed to limit Buyer’s remedies at law or in equity for any breach by any Seller of any of the provisions of this Agreement that may be pursued by or made available to Buyer.

(e)           Each of the foregoing agreements and covenants is in addition to any other similar agreement and covenant contained in any other document entered into in connection herewith and is not intended in any way, form or fashion to limit the applicability of such other agreement or covenant.

7.6.           Post-Closing Confidentiality. From and after the Closing, Sellers will, and will cause each of their Affiliates which they control to, hold in strict confidence and not use to the detriment of Buyer and/or Seller or any of its Affiliates, all information with respect to the Business and the Purchased Assets. Without limiting the generality of the foregoing, Buyer and//or Sellers agree, covenant and acknowledge that, from and after the Closing Date, Buyer and/or Sellers will not, and will cause their Affiliates which they control not to, disclose, give, sell, use, or otherwise divulge any confidential or secret information (including but not limited to any trade secrets, know-how, strategies, financial statements or other financial information not otherwise publicly available, forecasts, operations, business plans, prices, discounts, plans, data or ideas).  Notwithstanding the foregoing, Buyer and/or Sellers may disclose such information (i) if compelled to disclose the same by judicial or administrative process or by other requirements of Applicable Law, (ii) if the same currently is, or hereafter is, in the public domain through no fault of Buyer and/or Sellers, or (iii) if the same is later acquired by Buyer and/or Sellers from another source and Buyer and/or Sellers are not aware that such source is under an obligation to another Person to keep such information confidential. If Buyer and/or Sellers or any of their Affiliates (the “Disclosing Party”) are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose any such information, the Disclosing Party shall provide the other party with prompt written notice of any such request or requirement so that Buyer and/or Seller may seek, at its expense, a protective order or other appropriate remedy and/or waive compliance with the provisions of this Section. If, in the absence of a protective order or other remedy or the receipt of a waiver by the other party, the Disclosing Party nonetheless, based on the advice of counsel, is required to disclose such information to any tribunal, the Disclosing Party, without liability hereunder, may disclose that portion of such information which such counsel advises the Disclosing Party it is legally required to disclose.

7.7.           Publicity. Sellers and Buyer agree that no public release or announcement concerning the transactions contemplated hereby shall be issued by either party without the prior consent (which consent shall not be unreasonably withheld) of the other party, except as such release or announcement may be required by Applicable Law or the rules or regulations of any Governmental Authority, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

ARTICLE VIII
INDEMNIFICATION

8.1.           Survival of Representations, Warranties and Indemnity. The representations and warranties of the parties hereto contained in Article IV and the indemnification obligations contained in this Article VIII shall survive the Closing and expire two years following the Closing Date; provided, however, that Buyer’s indemnification obligations pursuant to Section 8.3(a) shall not expire and shall survive the Closing indefinitely; and provided, further, that any claims which involve fraud or intentional misrepresentation shall survive the Closing indefinitely; and provided, further, that if at the stated expiration of any indemnification obligation there shall be pending any indemnification claim by a Person pursuant to which notice has been given pursuant to Section 8.6, such Person shall continue to have the right to seek such indemnification with respect to such claim notwithstanding such expiration.

8.2.           Indemnification by Sellers. Sellers shall jointly and severally indemnify, defend and hold harmless Buyer, its members, officers, directors, employees and agents after the Closing Date from and against any loss, liability, obligation, lien, damage, cost and expense (including reasonable legal and accounting fees incurred in defending or prosecuting any claim for any such liability, loss or damage) (the “Buyer Losses”) arising out of or resulting from:

(a)           the untruth or inaccuracy as of the date hereof or on the Closing Date of any representation or warranty of Sellers contained in this Agreement (or in any document, writing, or certificate delivered by Sellers under Section 3.2 of this Agreement);

(b)           any Excluded Liability;

(c)           any obligation or liability arising from claims, proceedings or causes of action arising from operations of the Business on or prior to the Closing Date;

(d)           any action, suit or proceeding pending on the Closing Date, notwithstanding disclosure thereof in this Agreement or on the Business Financial Statements or any subsequent claim, action, suit or proceeding arising out of or relating to such pending matters.

8.3.           Indemnification by Buyer. Buyer shall indemnify, defend and hold harmless Sellers and their Affiliates after the Closing Date from and against any liability, obligation, loss, lien, cost, damage and expense (including reasonable legal and accounting fees incurred in defending or prosecuting any claim for any such liability, loss or damage) arising out of or resulting from:

(a)           the untruth or inaccuracy as of the date hereof or on the Closing Date of any representation or warranty of Buyer contained in this Agreement (or in any document, writing or certificate delivered by Buyer under this Agreement), or the failure by Buyer to perform any of its covenants or obligations hereunder; or

(b)           the operations of Buyer and/or the conduct of the Business following the Closing.

8.4           Specific Breaches. The breach of a specific representation, warranty, or agreement by Sellers or Buyer, as applicable, shall be determined independently of any other representation, warranty or agreement made by Sellers or Buyer, as applicable, whether or not, apart from such specific representation, warranty or agreement, the transactions provided for in this Agreement prove to be more favorable to Buyer or Seller, as applicable, and whether or not the facts and circumstances covered by any one or more of the other representations, warranties or agreements made by Sellers or Buyer, as applicable, prove to be more favorable than so represented and warranted.

8.5.           Cross-indemnification for Broker’s or Finder’s Fees. Subject to the provisions of Section 4.1.7 and Section 4.2.6, Buyer and Sellers each agree to indemnify and hold harmless the other from and against any and all losses, liabilities, obligations, liens, damages, costs and expenses of any kind or character arising from any claims for broker’s or finder’s fees or commissions or other similar fees in connection with the transactions covered by this Agreement, insofar as such claims shall be based upon alleged arrangements or agreements made by such party or on its behalf, which indemnity expressly shall survive any termination of this Agreement or any Closing hereunder.

8.6.           Procedure for Indemnification.

(a)           If any Person shall claim indemnification (the “Indemnified Party”) hereunder for any claim other than a third party claim, the Indemnified Party shall promptly give written notice to the other party from whom indemnification is sought (the “Indemnifying Party”) of the nature of the claim in detail and amount of the claim. If an Indemnified Party shall claim indemnification hereunder arising from any claim or demand of a third party (a “Third-Party Claim”), the Indemnified Party shall promptly give written notice (a “Third-Party Notice”) to the Indemnifying Party of the basis for such claim or demand, setting forth the nature of the claim or demand in detail and the amount of the claim.

(b)           In the event that an Indemnifying Party which receives notice of an indemnification claim contests its liability for such indemnification claim, such party shall send written notice to the Indemnified Party of its dispute of indemnification within 15 days thereof. If the parties are unable to resolve such dispute of indemnification within 60 days after the date of the notice of dispute, the Indemnified Party may bring an action against the Indemnifying Party to enforce such indemnification claim.

(c)           The Indemnifying Party shall have the right to compromise or, if appropriate, defend at its own cost and through counsel of its own choosing, any claim or demand giving rise to any such claim for indemnification. In the event the Indemnifying Party undertakes to compromise or defend any such claim or demand, it shall promptly (and in any event, no later than fifteen (15) days after receipt of a Third-Party Notice) notify the Indemnified Party in writing of its intention to do so. The Indemnified Party shall fully cooperate with the Indemnifying Party and its counsel in the defense or compromise of such claim or demand. After the assumption of the defense by the Indemnifying Party, the Indemnified Party shall not be liable for any legal or other expenses subsequently incurred by the Indemnifying Party, in connection with such defense (unless the Indemnifying Party disputes its liability for such indemnification claim and a court pursuant to Section 11.8 determines that the Indemnifying Party is not liable to indemnify the Indemnified Party), but the Indemnified Party may participate in such defense at its own expense. No settlement of a Third-Party Claim defended by the Indemnifying Party shall be made without the written consent of the Indemnified Party, such consent not to be unreasonably withheld. The Indemnifying Party shall not, except with the written consent of the Indemnified Party, consent to the entry of a judgment or settlement of a Third-Party Claim which does not include as an unconditional term thereof, the giving by the claimant or plaintiff to the Indemnified Party of an unconditional release from all liability in respect of such Third-Party Claim.

8.7.           Payment. Except for Third-Party Claims being defended in good faith by the Indemnifying Party in accordance with Section 8.6, the Indemnifying Party shall satisfy its obligations hereunder within fifteen (15) days after receipt of notice of a claim, unless the Indemnifying Party has contested its liability for indemnification pursuant to Section 8.6(b) in which case no payment shall be due from the Indemnifying Party unless its liability therefore is established by final nonappealable court order or judgment and fifteen (15) days have passed since the entry of such order or judgment. Any amount not paid to the Indemnified Party by such date shall bear interest at a rate equal to the prime rate published by any major New York bank reasonably selected by the Indemnified Party.

8.8.           Reduction for Insurance and Taxes. The amount of any payment to any Indemnified Party pursuant to this Article X shall be reduced by the amount of any insurance proceeds actually received by or on behalf of the Indemnified Party in reduction of the related indemnifiable loss. An Indemnified Party which subsequently receives insurance proceeds in respect of the related indemnifiable loss shall pay to the Indemnifying Party the amount of such actually received insurance proceeds. Where any tax benefit is available to the Indemnified Party with respect to an indemnifiable event, the amount of any payment with respect to such indemnifiable loss shall be reduced dollar for dollar by the amount of such tax benefit actually received.

8.9.           No Consequential Damages. The Indemnifying Party shall not be liable to the Indemnified Party for consequential, enhanced, punitive or special damages or the like unless such damages are included in a Third-Party Claim and the Indemnified Party is liable to the third party claimant for such damages.

ARTICLE IX
MISCELLANEOUS

9.1.           Expenses.  Except as may otherwise be provided herein, Sellers, on the one hand, and Buyer, on the other hand, shall bear their respective expenses, costs and fees (including attorneys, accountants and auditors) in connection with the transactions contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith.  Sellers shall bear the expense of obtaining any Consents necessitated by any contract, agreement or Applicable Law to which they are parties or by which they are bound, and Buyer shall likewise bear the expense of obtaining any Consents necessitated by any contract, agreement or Applicable Law to which it is a party or by which it is bound.

9.2.           Severability.  If any provision of this Agreement, including any phrase, sentence, clause, Section or subsection is inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

9.3.           Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) sent by next-day or overnight mail or delivery, or (c) sent by telecopy or telegram.

To Buyer:              NightCulture, Inc.
6400 Richmond Avenue
Houston, Texas 77057
Attention:  Michael Long
Facsimile: (281) 605-1333

To Sellers:             Jeremy Word
2311 Barberry Dr.
Dallas, Texas 75211

    Brooke Humphries
6934 Tokalon Drive
Dallas, TX  75214-3828

Roger Albright
Law Offices of Roger Albright
3301 Elm Street
Dallas, Texas  75226-2562
Facsimile:  (214) 939-9229

or, in each case, at such other address as may be specified in writing to the other parties hereto.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (x) if by personal delivery on the day after such delivery, (y) if by next-day or overnight mail or delivery, on the day delivered, (z) if by telecopy or telegram, on the next day following the day on which such telecopy or telegram was sent, provided that a copy is also sent by certified or registered mail.

9.4.           Headings.  The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

9.5.           Remedies.  The parties hereto recognize that in the event either party fails to fulfill or perform any of its covenants or agreements set forth in, or contemplated by, this Agreement, monetary damages alone will not be adequate.  Each party shall therefore be entitled, in addition to any other remedies that may be available, to seek injunctive relief, specific performance or any other form of relief to remedy a breach or threatened breach of this Agreement and to enforce the terms of this Agreement.  Each party hereto irrevocably hereby waives any defense that there is an adequate remedy at law.  The existence of this right shall not preclude or otherwise limit the applicability or exercise of any other rights and remedies that either party hereto may have at law or in equity.

9.6.           Entire Agreement.  This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the transactions contemplated in this Agreement.

9.7.           Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

9.8.           Governing Law; Jurisdiction.  This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of Texas, without giving effect to the conflict of laws rules thereof.  The parties hereby waive any right to jury trial and agree that all disputes under this Agreement shall be resolved by and subject to the exclusive jurisdiction of the state and federal courts sitting in Harris County, Texas.

9.9.           Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

9.10.         Assignment.  Neither party hereto may assign or delegate any or all of its rights or obligations under this Agreement without the other party’s prior written consent.

9.11.         No Third Party Beneficiaries.  Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and their respective successors and permitted assigns.

9.12.         Amendment; Waivers, Etc.  No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.  Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.  The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

9.13.         Interpretation. The parties acknowledge that they have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  Unless the context requires otherwise, all words used in this Agreement in the singular number shall extend to and include the plural, all words in the plural number shall extend to and include the singular and all words in any gender shall extend to and include all genders.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

SELLERS:

/s/ Jeremy Word
JEREMY WORD

/s/ Brooke Humphries
BROOKE HUMPHRIES

BUYER:

NIGHTCULTURE, INC.

By:	/s/ Michael Long
Michael Long
President